UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 8)*

Galmed Pharmaceuticals Ltd.

(Name of Issuer)

Ordinary shares, NIS 0.01 par value per share

(Title of Class of Securities)

M47238106

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M47238106	SCHEDULE 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON G. Yarom Medical Research Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0
	6	SHARED VOTING POWER	3,416,822
	7	SOLE DISPOSITIVE POWER	0
	8	SHARED DISPOSITIVE POWER	3,416,822

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,416,822
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.6% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Based on 25,203,396 ordinary shares of the Issuer issued and outstanding as of December 31, 2022, which amount was provided to the Reporting Person by the Issuer.

CUSIP No. M47238106	SCHEDULE 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Allen Baharaff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	1,143,534 (1)
	6	SHARED VOTING POWER	3,416,822 (2)
	7	SOLE DISPOSITIVE POWER	1,143,534 (1)
	8	SHARED DISPOSITIVE POWER	3,416,822 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,560,356 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.3% (3)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes 1,143,534 ordinary shares of the Issuer issuable upon the exercise of options that are currently exercisable or will be exercisable within 60 days after December 31, 2022 (the “Options”).

(2)	Includes 3,416,822 ordinary shares of the Issuer held by G. Yarom Medical Research Ltd. as of December 31, 2022. Mr. Allen Baharaff is the controlling shareholder and chairman of the board of directors of G. Yarom Medical Research Ltd.

(3)	Based on 25,203,396 ordinary shares of the Issuer issued and outstanding as of December 31, 2022, plus the 1,143,534 ordinary shares of the Issuer issuable upon the exercise of the Options, which amounts were provided to the Reporting Person by the Issuer.

CUSIP No. M47238106	SCHEDULE 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Galmed Pharmaceuticals Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16 Tiomkin St. (4th floor)

Tel Aviv, Israel 6578317

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by each of G. Yarom Medical Research Ltd., a company incorporated under the laws of the State of Israel, and Mr. Allen Baharaff (each, a “Reporting Person” and together, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is 16 Tiomkin St. (4th floor), Tel Aviv, Israel 6578317.

Item 2(c).	Citizenship:

G. Yarom Medical Research Ltd. is a company incorporated under the laws of the State of Israel.

Mr. Allen Baharaff is a citizen of the State of Israel.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value NIS 0.01 per share.

Item 2(e).	CUSIP Number:

M47238106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. M47238106	SCHEDULE 13G	Page 5 of 7 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

Mr. Allen Baharaff is the controlling shareholder of G. Yarom Medical Research Ltd. Because of the foregoing relationship, each Reporting Person may be deemed to have voting and dispositive power over the reported securities and may also be deemed to be the beneficial owner of these securities.

(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.

(b)	Percent of class: See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. M47238106	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023	G. YAROM MEDICAL RESEARCH LTD.

	By:	/s/ Allen Baharaff
Allen Baharaff
Director

Dated: February 7, 2023	By:	/s/ Allen Baharaff
Allen Baharaff